UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Family Dollar Stores, Inc.

(Name of Subject Company)

D3 Merger Sub, Inc.

a wholly owned subsidiary of

Dollar General Corporation

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

307000109

(Cusip Number of Class of Securities)

Rhonda M. Taylor

Senior Vice President and General Counsel

Dollar General Corporation

100 Mission Ridge

Goodlettsville, TN 37072

(615) 855-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Marni J. Lerner, Esq.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,308,187,200	$1,198,894.51

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $80.00, the per share tender offer price, by (b) the sum of (i) 113,951,710, the number of outstanding shares of Family Dollar common stock plus (ii) 1,579,968, the number of shares of Family Dollar common stock subject to issuance pursuant to stock options plus (iii) 820,662, the estimated number of shares of Family Dollar common stock subject to performance share rights. The foregoing share figures were based on the Agreement and Plan of Merger entered into among Family Dollar, Dollar Tree and Dime Merger Sub, Inc., dated as of July 27, 2014 filed with Family Dollar’s Form 8-K filed on July 28, 2014 with the Securities and Exchange Commission.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Dollar General Corporation, a Tennessee corporation (“Dollar General”), and D3 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dollar General (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), at $80.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2014

D3 MERGER SUB, INC.

By:	/s/ Rhonda M. Taylor
Name: Rhonda M. Taylor
Title: Vice President and Secretary

DOLLAR GENERAL CORPORATION

By:	/s/ Rhonda M. Taylor
Name: Rhonda M. Taylor
Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated September 10, 2014.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The Wall Street Journal on September 10, 2014.

(a)(5)(i)	Press release issued by Dollar General on September 10, 2014.

(b)	Debt Commitment Letter.

(g)	Not applicable.

(h)	Not applicable.